Mizaya,Inc.

1035 S State Rd 7, suite #315-13 Wellington, FL 33414

Offering

Target Funding Reqest	Max. Funding Request	Deadline Date	# of Days to deadline
$ 100,000	$ 1,000,000	12/23/2016	48
Price Per Share of stocks	**# of Shares To Be Sold**	**# of Shares Related to the Max. Funding Request**	**Total # of Shares Issued**
$ 0.02	2,000,000	20,000,000	100,000,000
Voting Right	**Will Dividends Be Paid**	**# of Employees**	**Equity Valuation of This Company**
Yes	No	1	$ 2,000,000
Investors	**Investment Committed**	**% of Target Request**	
0	$0	0.00%	

Our Business

Mizaya Inc. (MIZ) was formed in the State of FL as a C corp in 08/2016. MIZ plans to build an eco-resort in Jamaica on rural land with untouched natural resources located near major tourist destinations. The eco-resort will offer campsites and cabins with outdoor activities, amenities, secured entrance and security patrol. MIZ goal is to fulfill demand of getting close with nature and the authentic Jamaica experience(not offered by regular resorts). If the target fund is raised, MIZ will develop 5 campsites, 5 cabins, a general store, a restaurant and laundries on 10 acres rural land. If the max fund is raised, MIZ will develop 15 campsites, 20 cabins, organic farms, general stores and laundries and power station on 300 acres rural land. MIZ has been working with a realtor and a law firm in Jamaica to identify land and explore approval from the authorities, which may take 1 to 3 months. The eco-resort may need 3 to 9 months to develop. MIZ will manage the eco-resort once it is built.

Market

Market: Visitors in search of nature's splendors and the great outdoors have found exploring and camping in Jamaica to be an incredible experience. Except one camping area, the eco-resort is a relatively new concept. By entering this market earlier, MIZ will establish a niche by developing a resort that will be totally accessible for tourists who want to indulge in Jamaica natures outdoor. MIZ expects that 10% of air-transported tourists would use eco-resort.

Competitors

The competition faced by MIZ are (1) individuals who offer tourists to camp on their properties for fees, (2) Blue Mountain Camping, a recently open camping area to jumpstart the eco-tourism industry in Jamaica and (3) hotels that offer to camp on properties including beaches at an additional cost. The advantages MIZ have are that the eco-resort will not only offer campsite, but also organic farm, cultural and customs activities and performances, bonfires and cabins throughout the property.

Revenue, Cost, Profit, and Forecast

Revenue, Cost, Profit, and Forecast

MIZ expects to attract over 4K visitors in year 1 for target and 10K for max and increase over time. (Revenue may decline if MIZ spends the whole year for development) Rev: For target, $200K, 400K and $600K in years 1 to 3. For max, $600K, $1.5M, and $2.5M in years 1 to 3. Cost: For target, $150K, $200K and $300K in years 1 to 3. For max, $300K, $600K, and $1M in years 1 to 3. Profit: For target, $50K, $200K, and $300K for years 1 to 3. For max, $300K, $900K and $1.5M in years 1 to 3.

Use of Investment Funds

Mizaya will use funds to cover major costs such as: (1) Target: acquisition of 10 acres rural land, construction, development, legal fees, labor, marketing and advertising. (2) Max: acquisition up 300 acres of rural land, construction, development, legal fees, labor, marketing and advertising.

Financial Conditions

The funding request is critical to the MIZ's operation. Without funds raised, MIZ will not be able to purchase land and build houses. Once the funds are raised, MIZ anticipates to use funds immediately and to be profitable, which is the first financial milestone. MIZ will rely on the revenue generated from the resort operations and the funds raised.

Funds Received from Crowdfunding or Other Exempt Offering in Past 3 Years

None

Other Debts

None

Stock Related Issues (e.g., impact of issuing additional shares, restriction of transferring stock or dividend distribution)

A total of 1 billion shares authorized and 100 million of shares issued. Among those issued shares, 80 million granted to the owner and 2 million related to the target funding request to be sold to investors. If funds raised reach the max level, 20 million (or 20% of the issued shares) will be sold to investors. MIZ, Inc. will evaluate and determine whether to pay dividends when it is appropriate. The sale of additional authorized shares may dilute the value of shares purchased by investors.

Class and Terms of Securities and Limitations on Voting Right

Mizaya will issue one class of common stock that will have unlimited voting right.

Other Issues Related to Equity

None

Related Party Transactions

None

Annual Report Filing

The Regulation Crowdfunding (Reg CF) requires a company to file annual report after receiving funds. Because MIZ is a new company and is in the process of raising funds, it is not required to file annual report yet. MIZ will file and/or terminate filing annual report as required by the Reg CF.

Predecessor Failed Report Filing

None

Material Information Disclosure

None

Disqualified Events

None

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration, however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks associated with Mizaya,Inc.

Risks: Key risks that may cause investors to lose their entire investment are: (1) natural disasters, (2) delay in getting approvals/permits, (3) unable to find qualified service personnel and (4) unexpected change in regulatorians.

Financial disclosure

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	0.0	0.0
Cash & Cash Equivalents	0.0	0.0
Accounts Receivable	0.0	0.0
Short-term Debt	0.0	0.0
Long-term Debt	0.0	0.0
Revenues / Sales	0.0	0.0
Costs of Goods Sold	0.0	0.0
Taxes Paid	0.0	0.0
Net Income	0.0	0.0

View the Company's Website to See More Info

http://facebook.com/mizayaresort/#

Financial Statements

(Download)

Read Form C filed with the SEC for Other Disclosures

Form C

Artical (or Certificate) of Incorporation

(Download)

Officers and Major Stock Holders in: Mizaya,Inc.

Name	Title	% of Stock Held[*]	Current Year		One Year Ago		Two Years Ago	
			Occupation	Employer	Occupation	Employer	Occupation	Employer
Kencle Windross	President	100.00%	PRESIDENT	WINDROSS INVESTMENTS INC	VICE PRESIDENT	BORDERLESS NET WORK, INC	DIRECTOR	SYNERGY SHIPPING AND DELIVERY INC

(*) Note that the percentage of stock held indicates the status of the issuer's current holding prior to selling stocks to investors